Filed pursuant to Rule 424(b)(3)
Registration No. 333-230888
PROSPECTUS SUPPLEMENT No. 3
(to Prospectus dated April 19, 2019)

PARKERVISION, INC.

17,189,660 Shares of Common Stock

This Prospectus Supplement relates to the prospectus dated April 19, 2019, as amended and supplemented from time to time (the “Prospectus”) which permits the resale by the selling stockholders listed in the Prospectus of up to 17,189,660 shares of our common stock, par value $0.01 per share (“Common Stock”) including:

(i) an aggregate of 1,273,540 shares of our Common Stock, consisting of 923,540 shares of Common Stock sold by us in a private placement consummated on July 6, 2016 and up to 350,000 shares of Common Stock issuable upon exercise of a warrant sold by us on May 27, 2016, with an exercise price of $2.00 per share and a term of five years (“2016 Warrant”); such shares were previously registered on Form S-3 which was declared effective on August 2, 2016 (File No. 333-212670) (the “Resale Registration Statement”);

(ii) up to 10,000,000 shares of Common Stock by Aspire Capital Fund, LLC (“Aspire Capital”) issued and issuable by us in accordance with a securities purchase agreement dated July 26, 2018 (“PIPE Agreement”); such shares were previously registered pursuant to the registrant’s registration statement on Form S-1 along with a pre-effective amendment, which was declared effective on September 10, 2018 (File No. 333-226738) (the “Aspire Resale Registration Statement”); and

(iii) an aggregate of 5,916,120 shares of common stock issuable upon conversion of, and for the payment of interest from time to time at our option for, convertible promissory notes issued September 10, 2018, which have a fixed conversion price of $0.40 per share (“First 2018 Notes”) and a convertible promissory note issued September 19, 2018, which has a fixed conversion price of $0.57 per share (“Second 2018 Note” and together with the First 2018 Notes, the “2018 Notes”); such shares were previously registered pursuant to the registrant’s registration statement on Form S-1 which was declared effective on November 13, 2018 (File No. 333-228184) (the “Conversion Share Resale Registration Statement”).

We will not receive proceeds from the sale of the shares of Common Stock by the selling stockholders. To the extent the 2016 Warrant is exercised for cash, we will receive up to an aggregate of $700,000 in gross proceeds. Additionally, we may receive up to an additional $3,713,500 in proceeds from the sale of our Common Stock or the exercise of warrants issued to Aspire Capital under the PIPE Agreement. We expect to use proceeds received from the exercise of warrants, if any, to fund our patent enforcement actions and for other working capital and general corporate purposes.

This Prospectus Supplement is being filed to update and supplement the information previously included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 13, 2019 (the “8-K”). Accordingly, we have attached the 8-K to this prospectus supplement. You should read this prospectus supplement together with the prospectus, which is to be delivered with this prospectus supplement.

Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus.

Our Common Stock is listed on the OTCQB Venture Capital Market under the ticker symbol “PRKR.” On June 13, 2019, the last reported sale price per share of our Common Stock was $0.12 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the SEC nor any such authority has approved or disapproved these securities or determined whether this Prospectus or Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is June 14, 2019.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 8-K
CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 7, 2019

PARKERVISION, INC.
(Exact Name of Registrant as Specified in Charter)

Florida	000-22904	59-2971472
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7915 Baymeadows Way, Jacksonville, Florida	32256
(Address of Principal Executive Offices)	(Zip Code)

(904) 732-6100
(Registrant’s Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	PRKR	OTCQB
Common Stock Rights		OTCQB

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter.
Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01.
Entry into a Material Definitive Agreement.

On June 7, 2019, ParkerVision, Inc. (the “Company”) entered into a securities purchase agreement with an accredited investor, Mark Fisher (“Fisher”) which provides for the sale of a secured convertible promissory note (the “Note”) with a face value of $150,000. The Note is convertible at any time and from time to time by Fisher into shares of the Company’s common stock, par value $0.01 per share (“Common Stock”) at a fixed conversion price of $0.10 per share. Any unconverted, outstanding principal amount of the Note is payable on June 7, 2024. The Note will be secured, pursuant to the terms of a security agreement, by first priority payment from any recoveries from the patents in the Company’s patent infringement case in district court in Orlando, Florida, subject to a waiver of priority by Brickell Key Investments, LP. The proceeds of the Note were used for retention payments to legal counsel engaged to assist in a wide range of activities that include the Company’s past litigations, current on-going actions, and potential future litigations.

At any time following the one-year anniversary of the issuance date of the Note, the Company may prepay the then outstanding principal amount of the Notes, along with any accrued interest, at cash premium of 125% prior to the two-year anniversary, 120% prior to the three-year anniversary, 115% prior to the four-year anniversary or 110% thereafter.

Interest accrues at a rate of 8% per annum on the Note, and is payable quarterly either in cash, shares of Common Stock, or a combination thereof at the Company’s option, subject to certain equity conditions, beginning on the earlier of (i) the ninety (90) day anniversary of the issuance dates of the Note, provided that a registration statement for the underlying shares has been declared effective, or (ii) the first quarterly anniversary of the issuance dates of the Note following the effective date of registration of the underlying shares.

The Note provides for events of default that include (i) failure to pay principal or interest when due, (ii) any breach of any of the representations, warranties, covenants or agreements made by the Company in the securities purchase agreement, (iii) events of liquidation or bankruptcy, and (iii) a change in control. In the event of default, the interest rate increases to 12% per annum and the outstanding principal balance of the Note plus all accrued interest due may be declared immediately payable by Fisher for the Note.

The Company also entered into a registration rights agreement (the “Registration Rights Agreement”) with Fisher pursuant to which the Company will register the shares of Common Stock underlying the Note. The Company has committed to file the registration statement by the 75th calendar day following the issuance date of the Note and to cause the registration statement to become effective by the 150th calendar day following the issuance dates. The Registration Rights Agreement provides for liquidated damages upon the occurrence of certain events including failure by the Company to file the registration statement or cause it to become effective by the deadlines set forth above. The amount of the liquidated damages is 1.0% of the aggregate subscription amount paid by Fisher for the Note upon the occurrence of the event, and monthly thereafter, up to a maximum of 6%.

The foregoing summary of the securities purchase agreement, the Note, the Registration Rights Agreement, and the security agreement are qualified in their entirety by reference to the full text of the agreements, which are attached as part of Exhibits 10.1 through 10.4 hereto and are incorporated herein by reference.

In addition, on June 7, 2019, the Company entered into a consulting agreement with Fisher to act as special advisor to the Chief Executive Officer with regard to the Company’s future business strategies. As consideration for services to be provided under the six-month term of the consulting agreement, the Company issued 625,000 shares of unregistered Common Stock (the “Consulting Shares”) in exchange for a nonrefundable retainer for services over the six-month term of the agreement valued at $60,000.

The foregoing summary of the consulting agreement is qualified in its entirety by reference to the full text of the agreement which is attached as part of Exhibit 10.5 hereto and is incorporated herein by reference.

Item 2.03.
Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The disclosures included in Item 1.01 regarding the convertible note are incorporated herein by reference to the extent required.

In addition, in May and June 2019, the Company entered into short-term loan promissory notes (“Loans”) with accredited investors (“Lenders”) for aggregate proceeds of $225,000. The Loans are unsecured and bear interest at a rate of 18% per annum. The Loans mature at the earlier of ninety (90) days following the issuance date or upon the Company’s receipt of additional litigation funding. During the period that the Loans remain outstanding, the Company will offer to Lenders the right to receive payments due on the Loans in the form of any debt, equity or convertible debt instrument that the Company offers to other parties, on terms no less favorable than that offered to other parties.

The Loans provide for events of default that include (i) failure of the Company to pay the principal and any accrued interest when due; (ii) liquidation or dissolution of the Company; (iii) filing of bankruptcy proceedings involving the Company as a debtor; (iv) application for the appointment of a receiver for the Company; (v) making of a general assignment for the benefit of the Company’s creditors; (vi) the insolvency of the Company; (vii) any misrepresentation by the Company to the Lenders for the purpose of obtaining or extending credit; or (viii) the sale of a material portion of the business or assets of the Company.

In the event of default, the outstanding balance of the Loans and any other obligation from the Company to the Lender shall become due immediately without demand or notice. If the payment obligation under the Loans is not paid when due, the interest rate increases to 20% per annum and the Company is obligated to pay all costs of collection, including reasonable attorney fees.

Item 3.02.
Unregistered Sales of Equity Securities.

The disclosures included in Item 1.01 regarding the shares underlying the Note and the Consulting Shares are incorporated herein by reference to the extent required.

The Note, the Common Stock issuable upon conversion of the Note, and the Consulting Shares are being sold pursuant to the exemption from registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

Item 9.01.
Financial Statements and Exhibits.

(d)
Exhibits:

Exhibit No.	Description
10.1	Securities Purchase Agreement between Registrant and Mark Fisher dated June 7, 2019
10.2	Secured Note Agreement dated June 7, 2019
10.3	Registration Rights Agreement between Registrant and Mark Fisher dated June 7, 2019
10.4	Security Agreement dated June 7, 2019
10.5	Consulting Agreement between Registrant and Mark Fisher dated June 7, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 13, 2019
PARKERVISION, INC.

By /s/ Cynthia Poehlman
Cynthia Poehlman
Chief Financial Officer